July 25, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attention: Ruairi Regan and Pam Howell

Re:	Strawberry Fields REIT, Inc.
Registration Statement on Form S-3
Filed July 12, 2024
File No. 333-280766

Dear Mr. Regan and Ms. Howell:

On behalf Strawberry Fields REIT, Inc. (the “Company”), please accept this letter as the Company’s responses to both comments of the Office of Real Estate & Construction, Division of Corporation Finance of the Securities and Exchange Commission contained in its letter of July 22, 2024, regarding the above-referenced Registration Statement. Both comments are restated below prior to the Company’s responses. Further, today the Company has also filed Amendment #1 to such Registration Statement.

1. We note your disclosure on page 43 of your issued and outstanding shares on March 31, 2024 and the disclosure of your stock price on July 11, 2024. We also note the number of your shares held by your affiliates. Please confirm your eligibility to conduct this offering under General Instruction I.B.1 of Form S-3 which requires the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more.

Response: The Company has included in the amendment updated beneficial ownership disclosures. As of July 18, 2024, the Company had 6,898,867 common shares outstanding and 793,146 shares owned by affiliates. Therefore, as of that same date, the Company’s public float is 6,105,721 common shares. The closing price of a share of Company common stock on July 18, 2024 was $12.58, resulting in a public float value of $76,809,970. Therefore, the Company is eligible to use Form S-3 for this offering pursuant to General Instruction I.B.I.

2. We note that you do not appear to have provided an opinion on whether the warrants, rights and units would be valid and binding obligations of the company. We also note the reference in this section to certain other legal matters that will be passed upon for you by Igler and Pearlman, P.A. Please provide the required opinions and clarify the reference to Igler and Pearlman, P.A.

Response: Please see Exhibit 5.3 to the amendment for our opinion as to such matters.

We thank you for your consideration of the foregoing. Please contact me should you have any additional questions or concerns.

Sincerely,

IGLER AND PEARLMAN, P.A.

/s/ Richard Pearlman
Richard Pearlman

cc:	Moishe Gubin, Chairman and Chief Executive Officer, Strawberry Fields REIT, Inc.

850.878.2411 Telephone 850.878.1230 Facsimile	2457 Care Drive | Suite 203 Tallahassee, Florida 32308